Exhibit 6

This Amendment No.1 to that certain letter agreement (this “Amendment”), dated as of December 17, 2012, is between STR Holdings, Inc., a Delaware corporation (the “Company”), and Red Mountain Capital Partners LLC, a Delaware limited liability company (“Red Mountain”).

RECITALS

A. The Company and Red Mountain entered into that certain letter agreement dated February 23, 2012, a copy of which is attached hereto as Exhibit A (the “Existing Agreement”; capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Existing Agreement).

B. Pursuant to the Existing Agreement, each of the Company and Red Mountain has agreed that the Existing Agreement may be modified only by an instrument in writing approved by both parties.

C. The parties desire to extend the termination date of the Existing Agreement to December 31, 2013, as set forth in this Amendment No. 1.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

Section 1 Amendment to the Existing Agreement. The Existing Agreement shall be amended as follows:

a.	The date, “December 31, 2012” contained in the first sentence of paragraph 5 of the Existing Agreement and in the first sentence of paragraph 13 of the Exiting Agreement shall be deleted and replaced with “December 31, 2013.”

Section 2 Effect of Amendment. Except as amended as set forth above, the Existing Agreement shall continue in full force and effect. Nothing in this Amendment shall be construed to modify any provision of the Existing Agreement other than those specifically amended as set forth above. This Amendment shall form a part of the Existing Agreement for all purposes, and each party hereto and thereto shall be bound hereby. This Amendment is effective on the date hereof upon execution by the parties hereto. From and after the execution of this Amendment by the parties hereto, any reference to the Existing Agreement shall be deemed a reference to the Existing Agreement as amended hereby.

Section 3 Amendment and Modification. This Amendment may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.

Section 4 Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Delaware.

Section 5 Successors and Assigns. This Amendment will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 6 Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 7 Facsimile Signature. This Amendment may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

STR HOLDINGS, INC.

By:	/s/ Alan N. Forman
Name: Alan N. Forman
Title: SVP & GC

RED MOUNTAIN CAPITAL PARTNERS LLC

By:	/s/ Willem Mesdag
Name: Willem Mesdag
Title: Managing Partner